[CSG Letterhead]

August 16, 2010

BY EDGAR AND BY HAND Mr. Daniel L. Gordon Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-15244

Dear Mr. Gordon,

Credit Suisse Group AG (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 20, 2010 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”), filed with the Commission on March 26, 2010.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the Fiscal Year Ended December 31, 2009

Regulation and Supervision

1.
We note that your disclosure describes the regulatory framework for each country where you are subject to regulatory oversight.  Please tell us and revise future filings to disclose whether you were in compliance with each regulatory standard as of the end of the period.  Describe and quantify your actual compliance levels for each regulatory standard that is disclosed in your report.  Alternatively, please provide a cross-reference to more detailed disclosure regarding your compliance levels if it appears elsewhere in the report.

Mr. Daniel Gordon
August 16, 2010

Response to Comment 1:

As a global financial institution, Credit Suisse operates in over 50 countries and is regulated by authorities in each of the jurisdictions in which we have offices, branches or subsidiaries. Our 2009 Annual Report contains a summary description of the general regulatory framework in which we operate and somewhat more detailed disclosure on those specific regulatory requirements that we believe are material to investors’ evaluation of our results of operation and financial condition. We have extensive policies, procedures and training designed to ensure that our employees comply with the legal and regulatory requirements applicable to our businesses in each of the countries in which we operate.   We believe that we were in compliance with such legal and regulatory requirements in all material respects as of December 31, 2009, and believe that we were in compliance with regulatory capital requirements.

We confirm to the Staff that we will include similar disclosure as to our level of compliance with the material legal and regulatory requirements applicable to our businesses in the “Regulation and Supervision” section and capital requirements in the “Treasury Management” section of our annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and in future annual reports.

Key Performance Indicators

Efficiency and performance

2.
Please tell us how you calculated total shareholder return.  Also, please explain how you selected your peer group, identify the companies that are included in that group, and tell us how you determined the shareholder return for those companies.  Provide similar clarifying disclosure in your future filings.

Response to Comment 2:

The “total shareholder return” figure that we use for purposes of the Key Performance Indicators included in our 2009 Annual Report is a publicly-available metric reported by Bloomberg Finance L.P.  Bloomberg calculates “total shareholder return” as equal to the appreciation or depreciation of a particular stock, plus any dividends, over a given period, expressed as a percentage of the stock’s value at the beginning of the period.

The global financial institutions included as members of the comparative peer group for this analysis are reviewed annually by the Group and divisional benchmarking teams on the basis of their market capitalization, global presence and business mix. The final composition of the peer group is approved by senior management.  The peer group used for this analysis in the 2009 Annual Report comprised Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS.   Beginning in our Financial Report for the first quarter of 2010, we identify the “total shareholder return” of this peer group (calculated as a simple, unweighted average of the figures reported by Bloomberg for each of the members of the peer group) and include the members of the peer group (which are unchanged from those used in the 2009 Annual Report).

Mr. Daniel Gordon
August 16, 2010

We confirm to the Staff that we will provide clarifying disclosure regarding the calculation of “total shareholder return” and identify the members of the comparative peer group in future filings of our annual and quarterly reports.

Capital Management

Capital Structure

3.
We note that you have disclosed the various types of capital that, in the aggregate, make up tier 1 capital.  Please provide us with a discussion of your methodology for selecting each type of capital.  For example, you should discuss what factors led to your determination that certain instruments were liquid enough to be classified as tier 1 capital.  Please provide similar disclosure in future filings.

Response to Comment 3:

As described on page 37 of our 2009 Annual Report, the Group is required by its primary regulator, the Swiss Financial Market Supervisory Authority (“FINMA”), to maintain a minimum regulatory capital ratio, set by the Bank for International Settlements (BIS) and Swiss capital adequacy regulations.  The Swiss Capital Adequacy Ordinance and FINMA, including through ordinances and decrees, define which instruments are eligible to be treated as Tier 1 capital and establish limits on the percentage of eligible Tier 1 capital of certain types of instruments that may be included in Tier 1 capital.   Our regulatory capital framework is described on pages 104 to 110 of our 2009 Annual Report.

Prior to the issuance of any new type of regulatory capital instrument, management actively engages in dialogue with FINMA and receives FINMA’s approval for the inclusion and proper classification of such instruments in our Tier 1 capital.

We confirm to the Staff that we will provide disclosure regarding FINMA’s role in determining the type of instruments that can be included in our Tier 1 capital in future annual reports.

Economic Capital

4.
Refer to the table reflecting economic capital.  We note that the economic capital resources figure consists of tier 1 capital subject to several economic adjustments, which consist primarily of anticipated dividends, unrealized gains and losses on fair valued assets and liabilities and unrealized gains on owned real estate.  Please provide us with a more detailed explanation of these adjustments.  Quantify each adjustment to tier 1 capital used to arrive at economic capital resources, and describe the assumptions used to arrive at the adjusted amounts.  Tell us how these adjustments allow for a better comparison between capital utilization and resources.  Confirm that you will provide similar disclosure in future filings.

Mr. Daniel Gordon
August 16, 2010

Response to Comment 4:

Economic capital is our core Group-wide risk management metric and is embedded in our risk governance framework.  We believe that the metric represents good current market practice for measuring risks in terms of economic realities rather than regulatory or accounting rules and is the best available estimate of the amount of capital we would need to remain solvent and in business, even under extreme market, business and operational conditions.  In calculating economic capital, we make certain economic adjustments to our Tier 1 capital to align the definition of economic capital resources with utilized economic capital and to facilitate a comparison between our capital utilization and capital resources.

For the year ended December 31, 2009, these economic adjustments totaled CHF 5.0 billion, primarily reflecting dividends accrued but not paid of CHF 2.3 billion, unrealized gains on own debt of CHF 1.0 billion, goodwill on investments in certain banking and finance entities accounted for under the equity method of CHF 0.6 billion and unrealized gains on owned real estate of CHF 0.4 billion.  Accrued dividends are not part of our Tier 1 capital, but do provide a significant capital buffer in a crisis.  Similarly, we believe that the unrealized gains on our own debt and owned real estate and the goodwill were capital resources that would be available to us notwithstanding that they do not qualify as Tier 1 capital under the rules established by FINMA.

We confirm to the Staff that we will provide similar disclosure regarding the adjustments made in calculating economic capital in future annual reports.

5.
We note that 2009 methodology changes on 2008 utilized economic capital for the Group resulted in an increase of 34% and a reduction in the economic capital coverage ratio as of the end of 2008.  Please provide us with a discussion of how your methodology of calculating utilized economic capital changes and the reasons for the change.  As applicable, provide similar disclosure in future filings.

Response to Comment 5:

We regularly review our economic capital methodology to ensure that the model remains relevant as markets evolve.  As disclosed on pages 114 and 120 of the 2009 Annual Report, in light of the extreme market dislocation and volatility experienced in 2008, we undertook a fundamental review of this methodology and framework and made the following key enhancements to the economic capital methodology in 2009:

•	an increase in the severity of spread shocks for certain credit instruments such as corporate bond and loan exposures and commercial real estate loans and securities;

•	enhanced capture of basis risks following the substantial dislocation between cash and synthetic instruments observed during the market crisis;

•	a reduction in the level of diversification benefit to reflect the higher correlations across asset shocks;

Mr. Daniel Gordon
August 16, 2010

•	enhancements to the calculation of private banking corporate & retail lending position risks;

•	an update to expense risk in order to reflect the volatility observed in 2008; and

•	improved modeling of foreign exchange risk between economic capital resources and utilized economic capital.

We confirm to the Staff that we will include similar disclosure regarding any material changes in our economic capital methodology in future annual reports.

Risk Limits

6.
We note that the Board of Directors and its Risk Committee establish overall risk limits, and that additional risk limits are imposed on your divisions and lower organizational levels within the businesses.  Please explain whether your risk limits are binding and, if so, describe the consequences of exceeding those limits.  If limits can be waived, please describe the process for doing so.  Also, tell us whether you exceeded overall risk limits or lower level risk limits during the last fiscal year and, if so, discuss the consequences of doing so.  Confirm that you will provide comparable disclosure in your future filings.

Response to Comment 6:

Credit Suisse’s Board of Directors (the “Board”) and its Risk Committee set the overall risk limits for the Group. These limits are binding and cannot be exceeded without consequences. There were no cases of these Board limits being exceeded in the year ended December 31, 2009. Any excess of these limits would result in an immediate notification to the Chairman of the Board’s Risk Committee and the Credit Suisse Chief Executive Officer (“CEO”), and written notification to the full Board at its next meeting. Following notification, the Group’s Chief Risk Officer (“CRO”) can approve positions that exceed the Board limits by no more than an approved percentage (with any such approval being reported to the full Board).  Positions that exceed the Board limits by more than such approved percentage can only be approved by the CRO and the full Board acting jointly.

In addition to the Group risk limits set by the Board and its Risk Committee, the Group’s Capital Allocation & Risk Management Committee (“CARMC”) is responsible for setting divisional risk limits and a large number of more specific limits deemed necessary to control the concentration of risk within individual lines of business.  Like the Board limits, the CARMC limits are binding, and cannot be exceeded without consequences.  The Head of Strategic Risk Management for the relevant division or the CRO, acting jointly with the CEO of the relevant division or certain other members of senior management, have the authority to temporarily increase the CARMC limits by an approved percentage for a period not to exceed 90 days.  Although cases in which the CARMC limits are exceeded are infrequent, some did occur in 2009.  All such excesses are subject to a formal escalation procedure and must be remediated or expressly approved by senior management.

Mr. Daniel Gordon
August 16, 2010

The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer (such as those for economic capital) are monitored on a weekly basis. A smaller sub-set of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis.

We confirm to the Staff that we will include similar disclosures regarding our risk limits in future annual reports.

Credit Risk Management Approach

7.
We note that your credit risk framework includes internal rating systems for counterparties and transactions.  Please describe to us in more detail the methodology used in your internal rating systems.  Provide similar disclosure in future filings.

Response to Comment 7:

FINMA has approved our internal credit rating system for use under the Advanced Internal Ratings-Based approach established by Basel II.  We describe this FINMA-approved methodology in detail on page 126 of the 2009 Annual Report, and do not believe that additional disclosure regarding the details of internal rating systems for counterparties and transactions is necessary for investors to be able to evaluate our financial condition or results of operations. We will consider providing such additional disclosure in future filings if circumstances change so as to render such disclosure necessary.

Note 17 – Loans

8.
We note your response to comment 8.  Given that roughly half of your impaired loans are not covered by a specific allowance, please quantify the amount of impaired loans that are held at fair value on your balance sheet and/or are collateral dependent in future filings.  Alternatively, provide additional disclosure in Note 17 to explain why the reserve for loan losses is deemed adequate.

Response to Comment 8:

As disclosed on page 234 of our 2009 Annual Report, our gross impaired loans as of December 31, 2009 totaled CHF 2,297 million.  Of this total, loans in an aggregate amount of CHF 1,946 million (or approximately 85% of the total) were covered by a specific allowance.   We calculate the specific allowance based on an incurred loss model that includes a regular and detailed analysis of each loan, taking into account specific collateral and counterparty risk.  Accordingly, the specific allowance for a particular loan generally does not equal the entire amount of the loan (the total specific allowance applied to the CHF 1,946 million in loans noted above was CHF 984 million as of December 31, 2009).   We believe that the allowance is adequate to provide for losses that may be incurred based on the expected future cash flows and collateral value.   None of the above figures include any loans that are carried at fair value because fair value reflects expected losses as well as incurred losses as implied by market prices and other inputs when the loans are marked to fair value.   Our credit risk management, including of impaired loans, is described on pages 126 to 132 of our 2009 Annual Report.

Mr. Daniel Gordon
August 16, 2010

We confirm to the Staff that we will include additional disclosure in the Loans note in our consolidated financial statements in future annual reports explaining the reserve process for impaired loans.  We will also add disclosure to that note detailing the amount of net loans reported at fair value (which is disclosed in the consolidated balance sheets).

Note 31 – Transfers of financial assets and variable interest entities

Variable interest entities

9.	We note your response to comment 13. Please provide us with the disclosure you intend to include in future filings to satisfy the requirements of ASC 810-10-50-12(b).

Response to Comment 9:

We confirm to the Staff that in the consolidated financial statements to be included in our 2010 Annual Report and future annual reports we will include a description of the primary factors that have caused changes in consolidation conclusions related to VIEs in the relevant period and provide a description of the effect of such changes on our financial statements, in accordance with ASC 810-10-50-12(b).

Commercial paper conduit

10.
We note your response to comment 14.  As previously requested, please cite the accounting literature upon which you relied when determining that fair value gains recognized prior to the FVOD transaction should be reversed and recognized on a straight-line basis in future periods.  Please also disclose the length of time over which these gains are being amortized.

Response to Comment 10:

All changes in fair value (inclusive of our credit spread) of Credit Suisse vanilla debt carried at fair value are included in Trading revenues in the consolidated statements of operations included in the 2009 Annual Report.

Following our execution of the FVOD transaction, the cumulative recognized fair value gains on Credit Suisse vanilla debt carried at fair value are charged to the segments on a straight-line basis (using a weighted average amortization period of approximately 6.5 years).  In doing so, we are relying on the guidance contained in ASC 280-10-50-27, which requires that disclosure of segment results be based on the measure reported to the chief operating decision maker.   The chief operating decision maker believes that charging the segments on a straight-line basis for the cumulative recognized fair value gains on Credit Suisse vanilla debt carried at fair value, which were included in the segments, produces a more meaningful measure of each segment’s profit and loss for any given period, and has therefore directed that the results be reported to him on this basis.   Any difference between the straight-line amortization and actual changes in fair value as reported in the consolidated financial statements is included in the results of the Corporate Center.

Mr. Daniel Gordon
August 16, 2010

Legal proceedings

11.
We note your response to comment 17.  As previously requested, please revise your disclosure in future filings to comply with ASC 450-20-50-4 by quantifying the estimated range of loss for each of your legal proceedings, if applicable, or state that a range of loss cannot be estimated.  ASC 450 (formerly SFAS-5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonable estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading.  Please revise your disclosures to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50.  In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450

Response to Comment 11:

We confirm to the Staff that we will supplement the disclosure in the notes to our consolidated financial statements to be included in our 2010 Annual Report in compliance with ASC 450 (including ASC 450-20-50) as in effect at the time of our filing.  We note that the Financial Accounting Standards Board (“FASB”) has recently re-proposed revisions to ASC 450 to modify the quantitative and qualitative disclosure requirements for certain loss contingencies, including changes in litigation reserves and the nature, magnitude and timing of litigation contingencies by matter or aggregated group of matters. The FASB is working to strike an appropriate balance between providing additional disclosure that is helpful to investors and other financial statement users and requiring disclosures that may be prejudicial to the reporting entity in defending the litigation matters. We are actively participating in the comment process on the revised proposal.

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel Gordon
August 16, 2010

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Head of Group Financial Accounting, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:       Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

David R. Mathers
Chief Operating Officer and Head of
      Finance for Investment Banking
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Head of Group Financial Accounting
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP